Exhibit 99.1

Ardagh Metal Packaging S.A. – Third Quarter 2025 Results

Ardagh Metal Packaging S.A. (NYSE: AMBP) today announced results for the third quarter ended September 30, 2025.

	Three months ended
	September 30, 2025	September 30, 2024	Change	Constant Currency

	($'m except per share data)
Revenue	1,428	1,313	9%	6%
Profit for the period	27	18
Adjusted EBITDA (1)	208	196	6%	3%
Earnings per share	0.04	0.02
Adjusted earnings per share (1)	0.08	0.08
Dividend per ordinary share	0.10	0.10

Oliver Graham, CEO of Ardagh Metal Packaging (AMP), said:

“We delivered a strong performance in the third quarter, with Adjusted EBITDA growth of 6% versus the prior year quarter. Our result was towards the upper end of our guidance range with both segments performing broadly in line with expectations. Adjusted EBITDA growth in the quarter was supported by shipments growth in Europe and North America, lower operational and overhead costs, as well as favorable category mix.

Overall global volumes are up over 3% year-to-date versus the prior period and the beverage can continues to benefit from innovation and share gains in our customers’ packaging mix. Our resilient business performance in the current macro environment gives us confidence to further upgrade our full year Adjusted EBITDA guidance to $720-735 million.”

●	Global beverage can shipments declined by 1% in the quarter as growth of 2% in Europe was offset by a decline of 3% in the Americas. North America shipments grew by 1% – broadly in line with the industry following a strong first half (year-to-date volumes +5%) despite temporary operational challenges. Brazil volumes declined by 17%, as industry volumes declined sharply, reflecting a weak consumer backdrop.
●	Adjusted EBITDA of $208 million for the quarter was at the upper end of our guidance range and represented a 6% increase versus the prior year quarter (+3% at constant currency).
●	In the Americas Adjusted EBITDA for the quarter increased by 8% on both a reported and constant currency basis to $126 million driven by lower operational and overhead costs, and favorable category mix, partly offset by lower volumes.
●	In Europe Adjusted EBITDA for the quarter increased by 4% (-4% at constant currency) to $82 million, due to volume/mix and currency effects, partly offset by lower input cost recovery.
●	Adjusted Free Cash Flow expectations for 2025 remain unchanged - expected to be at least $150 million. Expectations for total capex in 2025 of approximately $200 million, of which approximately one-third relates to growth investment.
●	Strong total liquidity position of $627 million at September 30, 2025. Net debt to Adjusted EBITDA ratio reduces to 5.2x, down from 5.6x at September 30, 2024.
●	Regular quarterly ordinary dividend of 10c announced. No change to capital allocation priorities.
●	Publication of sustainability report highlights strong progress towards targets in 2024, including a 10% annual reduction in scope 1 & 2 emissions and a 14% reduction in scope 3 emissions – with scope 3 emissions now 25% below the 2020 baseline.
●	Raising 2025 Adjusted EBITDA guidance to $720-$735 million – based on an expected average euro/dollar currency rate of 1.12 versus an average of 1.086 for 2024. Full year shipments growth forecast expected to be around 3%.

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Financial Performance Review

Bridge of 2024 to 2025 Revenue and Adjusted EBITDA

Three months ended September 30, 2025

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2024	572	741	1,313
Organic	16	62	78
FX translation	37	—	37
Revenue 2025	625	803	1,428

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2024	79	117	196
Organic	(3)	9	6
FX translation	6	—	6
Adjusted EBITDA 2025	82	126	208

2025 Adjusted EBITDA margin %	13.1%	15.7%	14.6%
2024 Adjusted EBITDA margin %	13.8%	15.8%	14.9%

Nine months ended September 30, 2025

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2024	1,619	2,094	3,713
Organic	106	289	395
FX translation	43	—	43
Revenue 2025	1,768	2,383	4,151

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2024	201	307	508
Organic	—	58	58
FX translation	7	—	7
Adjusted EBITDA 2025	208	365	573

2025 Adjusted EBITDA margin %	11.8%	15.3%	13.8%
2024 Adjusted EBITDA margin %	12.4%	14.7%	13.7%

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Group Performance

Group

Revenue of $1,428 million in the three months ended September 30, 2025, increased by $115 million, or 9%, compared with $1,313 million in the same period last year. On a constant currency basis, revenue increased by 6%, reflecting the pass through of higher input costs to customers and favorable volume/mix effects.

Adjusted EBITDA increased by $12 million, or 6%, to $208 million in the three months ended September 30, 2025, compared with $196 million in the same period last year. On a constant currency basis, Adjusted EBITDA increased by 3%, principally due to favorable volume/mix effects (including the positive impact of IFRS 15 contract assets) and lower operational and overhead costs, partly offset by lower input cost recovery.

Americas

Revenue increased by $62 million, or 8%, on a reported and constant currency basis, to $803 million in the three months ended September 30, 2025, compared with $741 million in the same period last year, principally reflecting the pass through of higher input costs to customers, partly offset by unfavorable volume/mix effects (including a positive impact of IFRS 15 contract assets).

Adjusted EBITDA increased by $9 million, or 8%, to $126 million on a reported and constant currency basis, compared with $117 million in the same period last year, primarily driven by lower operations and overhead costs, partly offset by unfavorable volume/mix effects (including a positive impact of IFRS 15 contract assets).

Europe

Revenue increased by $53 million, or 9%, to $625 million in the three months ended September 30, 2025, compared with $572 million in the same period last year. On a constant currency basis, revenue increased by 3% principally due to favorable volume/mix effects, partly offset by the pass through of lower input costs to customers.

Adjusted EBITDA increased by $3 million, or 4%, to $82 million compared with $79 million in the same period last year. On a constant currency basis, Adjusted EBITDA decreased by 4% principally due to lower input cost recovery, partly offset by favorable volume/mix effects.

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Earnings Webcast and Conference Call Details

Ardagh Metal Packaging S.A. (NYSE: AMBP) will hold its third quarter 2025 earnings webcast and conference call for investors at 10.00 a.m. EDT (3.00 p.m. BST) on Thursday October 23, 2025. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.webcasts.com/starthere.jsp?ei=1736414&tp_key=04ce548bdd

Conference call dial in:

United States/Canada: +1 800-330-6710
International: +44 (0)20 7769 6464
Participant pin code: 5209543

An investor earnings presentation to accompany this release is available at https://ir.ardaghmetalpackaging.com

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of sustainable and infinitely recyclable metal beverage cans to brand owners globally. An operating business of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 23 metal beverage can production facilities in nine countries, employing more than 6,000 people with sales of approximately $4.9 billion in 2024.

For more information, visit https://ir.ardaghmetalpackaging.com

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this release. Certain factors that could cause actual events to differ materially from those discussed in any forward-looking statements include the risk factors described in Ardagh Metal Packaging S.A.’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by Ardagh Metal Packaging S.A. with the SEC. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking information presented herein is made only as of the date of this release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise. This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is Stephen Lyons, Investor Relations Director.

Non-IFRS Financial Measures

This release may contain certain financial measures such as Adjusted EBITDA, Adjusted operating cash flow, Adjusted free cash flow, net debt and ratios relating thereto that are not calculated in accordance with IFRS® Accounting Standards. Non-IFRS financial measures may be considered in addition to IFRS financial information, but should not be used as substitutes for the corresponding IFRS measures. The non-IFRS financial measures used by Ardagh Metal Packaging S.A. may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: stephen.lyons@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +353 1 498 0300 / +353 87 2269345
Email: pwalsh@murraygroup.ie

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Unaudited Consolidated Condensed Income Statement for the three months ended September 30, 2025 and 2024

	Three months ended September 30, 2025			Three months ended September 30, 2024
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,428	—	1,428	1,313	—	1,313
Cost of sales	(1,233)	(1)	(1,234)	(1,124)	(2)	(1,126)
Gross profit	195	(1)	194	189	(2)	187
Sales, general and administration expenses	(71)	(2)	(73)	(70)	(1)	(71)
Intangible amortization	(34)	—	(34)	(33)	—	(33)
Operating profit	90	(3)	87	86	(3)	83
Net finance expense	(56)	6	(50)	(50)	(4)	(54)
Profit before tax	34	3	37	36	(7)	29
Income tax charge	(10)	—	(10)	(11)	—	(11)
Profit for the period	24	3	27	25	(7)	18

Earnings per share:
Basic and diluted earnings per share			0.04			0.02

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Unaudited Consolidated Condensed Income Statement for the nine months ended September 30, 2025 and 2024

	Nine months ended September 30, 2025			Nine months ended September 30, 2024
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	4,151	—	4,151	3,713	—	3,713
Cost of sales	(3,606)	(16)	(3,622)	(3,215)	(19)	(3,234)
Gross profit	545	(16)	529	498	(19)	479
Sales, general and administration expenses	(213)	(4)	(217)	(216)	(5)	(221)
Intangible amortization	(102)	—	(102)	(106)	—	(106)
Operating profit	230	(20)	210	176	(24)	152
Net finance expense	(171)	4	(167)	(153)	13	(140)
Profit before tax	59	(16)	43	23	(11)	12
Income tax charge	(17)	1	(16)	(7)	3	(4)
Profit for the period	42	(15)	27	16	(8)	8

Earnings/(loss) per share:
Basic and diluted earnings/(loss) per share			0.02			(0.02)

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Unaudited Consolidated Condensed Statement of Financial Position

	At September 30, 2025	At December 31, 2024
	$'m	$'m
Non-current assets
Intangible assets	1,209	1,223
Property, plant and equipment	2,515	2,480
Other non-current assets	142	129
	3,866	3,832
Current assets
Inventories	451	382
Trade and other receivables	501	332
Contract assets	268	251
Income tax receivable	36	35
Derivative financial instruments	17	20
Cash, cash equivalents and restricted cash	317	610
	1,590	1,630
TOTAL ASSETS	5,456	5,462

TOTAL EQUITY	(334)	(136)

Non-current liabilities
Borrowings including lease obligations	3,953	3,797
Other non-current liabilities*	377	353
	4,330	4,150
Current liabilities
Borrowings including lease obligations	140	105
Payables and other current liabilities	1,320	1,343
	1,460	1,448
TOTAL LIABILITIES	5,790	5,598
TOTAL EQUITY and LIABILITIES	5,456	5,462

* Other non-current liabilities include liabilities for Earnout Shares of $7 million at September 30, 2025 (December 2024: $10 million).

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Unaudited Consolidated Condensed Statement of Cash Flows

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m
Cash flows from operating activities
Cash generated from operations (2)	214	200	257	199
Net interest paid	(18)	(18)	(117)	(111)
Settlement of foreign currency derivative financial instruments	(8)	(5)	(39)	(4)
Income tax paid	(7)	(8)	(20)	(19)
Cash flows from operating activities	181	169	81	65

Cash flows used in investing activities
Net capital expenditure	(50)	(34)	(131)	(132)
Net cash used in investing activities	(50)	(34)	(131)	(132)

Cash flows (used in)/received from financing activities
Changes in borrowings	28	112	22	293
Deferred debt issue costs paid	(3)	(6)	(6)	(6)
Lease payments	(31)	(25)	(82)	(69)
Dividends paid	(66)	(66)	(198)	(198)
Net cash (used in)/received from financing activities	(72)	15	(264)	20

Net increase/(decrease) in cash, cash equivalents and restricted cash	59	150	(314)	(47)

Cash, cash equivalents and restricted cash at beginning of period	256	236	610	443
Foreign exchange gains/(losses) on cash, cash equivalents and restricted cash	2	7	21	(3)
Cash, cash equivalents and restricted cash at end of period	317	393	317	393

Financial assets and liabilities

At September 30, 2025, the Group’s net debt and available liquidity was as follows:

	Drawn amount	Available liquidity
	$'m	$'m
Senior Facilities*	3,682	—
Global Asset Based Loan Facility	25	310
Lease obligations	369	—
Other borrowings	39	—
Total borrowings / undrawn facilities	4,115	310
Deferred debt issue costs	(22)	—
Net borrowings / undrawn facilities	4,093	310
Cash, cash equivalents and restricted cash	(317)	317
Derivative financial instruments used to hedge foreign currency and interest rate risk	37	—
Net debt / available liquidity	3,813	627

*Includes Senior Secured Green Notes, Senior Green Notes and Senior Secured Term Loan.

8

Reconciliation of profit for the period to Adjusted profit

	Three months ended September 30,
	2025	2024
	$'m	$'m
Profit for the period as presented in the income statement	27	18
Less: Dividend on preferred shares	(6)	(6)
Profit for the period used in calculating earnings per share	21	12
Exceptional items, net of tax	(3)	7
Intangible amortization, net of tax	27	26
Adjusted profit for the period	45	45

Weighted average number of ordinary shares	597.7	597.7

Earnings per share	0.04	0.02

Adjusted earnings per share	0.08	0.08

Reconciliation of profit for the period to Adjusted EBITDA

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m
Profit for the period	27	18	27	8
Income tax charge	10	11	16	4
Net finance expense	50	54	167	140
Depreciation and amortization	118	110	343	332
Exceptional operating items	3	3	20	24
Adjusted EBITDA	208	196	573	508

Reconciliation of Adjusted EBITDA to Adjusted operating cash flow and Adjusted free cash flow

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m
Adjusted EBITDA	208	196	573	508
Movement in working capital	10	10	(305)	(261)
Maintenance capital expenditure	(31)	(18)	(82)	(68)
Lease payments	(31)	(25)	(82)	(69)
Exceptional restructuring costs	—	(1)	(1)	(21)
Adjusted operating cash flow	156	162	103	89
Net interest paid	(18)	(18)	(117)	(111)
Settlement of foreign currency derivative financial instruments	(8)	(5)	(39)	(4)
Income tax paid	(7)	(8)	(20)	(19)
Adjusted free cash flow - pre Growth Investment capital expenditure	123	131	(73)	(45)
Growth investment capital expenditure	(19)	(16)	(49)	(64)
Adjusted free cash flow - post Growth Investment capital expenditure	104	115	(122)	(109)

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Related Footnotes

(1) For a reconciliation to the most comparable IFRS measures, see Page 9.

(2) Cash from operations for the three months ended September 30, 2025 is derived from the aggregate of Adjusted EBITDA as presented on Page 9, working capital inflows of $10 million (2024: inflows of $10 million) and other exceptional cash outflows of $4 million (2024: $6 million). Cash used in operations for the nine months ended September 30, 2025 is derived from the aggregate of Adjusted EBITDA as presented on Page 9, working capital outflows of $305 million (2024: outflows of $261 million) and other exceptional cash outflows of $11 million (2024: $48 million).

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